NO ACT

DC
PE
1-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042793

Received SEC

MAR 14 2008

Washington, DC 20549

March 14, 2008

Act: 1934
Section: 14A-8
Rule: 14A-8
Public Availability: 3/14/2008

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2008

Dear Mr. Parsons:

This is in response to your letter dated January 22, 2008 concerning the shareholder proposal submitted to ExxonMobil by Edward H. Mergens. We also have received letters from the proponent dated January 28, 2008 and March 5, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Edward H. Mergens
P.O. Box 3025
Pagosa Springs, CO 81147

PROCESSED
MAR 20 2008 E
THOMSON
FINANCIAL

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

ExxonMobil

RECEIVED
2008 JAN 22 PM 4: 54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 22, 2008

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8*
Omission of Shareholder Proposal Regarding Decisions on Retained Earnings

Gentlemen and Ladies:

This letter is to inform you that Exxon Mobil Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal" or the "Mergens Proposal") received from Edward H. Mergens (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board') "issue and adopt a policy statement, To Wit, that the [Company] management and Board be bound by this policy directive, to give due consideration in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and
- Rule 14a-8(i)(13) because the Proposal relates to specific amounts of dividends.

Alternatively, should the Staff not concur with the bases for exclusion cited above and with the exclusion of a separate shareholder proposal (discussed below), we believe that the Proposal is excludable pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of a shareholder proposal previously submitted to the Company.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

The Proposal asks that the Board give "due consideration" to certain matters in "decisions [regarding] retained earnings." Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Staff has found that a company need not comply with every detail of a shareholder proposal in order to exclude it under Rule 14a-8(i)(10) as long as the company's actions satisfactorily address the proposal's underlying concerns. *See, e.g., Masco Corp.* (avail. Mar. 29, 1999) (exclusion of a proposal permitted where the company had "substantially implemented" the proposal by adopting a version with slight modifications and a clarification); *Columbia/HCA Healthcare Corp.* (avail. Feb. 18, 1998) (exclusion of a proposal permitted where the company at least partially implemented three of four actions requested by the proposal). For the reasons set forth below, the Company believes it has substantially implemented the Proposal, and, accordingly, the Proposal may be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10).

The Company is incorporated under the laws of the state of New Jersey, pursuant to which the board of directors of a corporation is vested with the discretion to determine the amount of any dividend. By statute, that determination must be made in compliance with the standard of conduct applicable to directors. In this regard, Section 14A:6-14(1) of the New Jersey Business Corporation Act (the "Act") states that "[d]irectors . . . shall discharge their duties in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions." More specifically, Section 14A:6-14(4) of the Act provides that "[i]n taking action . . . a director shall be entitled to consider, without limitation, both the long-term and the short-term interests of the corporation and its shareholders." Together, these two sections of the Act demonstrate that a director's exercise of his or her fiduciary duties must include a weighing of interests so as to give "due consideration" to "the return to shareholders and retaining funds for other corporate use," as the Proposal requests. Moreover, as the legal opinion from Day Pitney LLP attached to this letter as Exhibit B states, the "[p]roper exercise of fiduciary duty thus demands that directors carefully consider all sides of the issue in determining whether and in what amount to declare a dividend, regardless of how much surplus seems available for distribution." Thus, the Proposal has been substantially implemented as a result of the Board's obligations under New Jersey law.

The Staff has concurred with the exclusion of other shareholder proposals that seek action already required or otherwise governed by the law of the state in which the company is incorporated or by federal law. For example, in *Morgan Stanley* (avail. Feb. 14, 2005), the Staff agreed that the company could exclude a proposal under Rule 14a-8(i)(10). The proposal sought to require the Board of Directors to redeem a shareholder rights plan, which, under Delaware law, was an action required to be considered by the board of directors in exercise of their fiduciary duty. *See also Johnson & Johnson* (avail. Feb. 17, 2006) (shareholder proposal requesting that the company verify the "employment legitimacy" of employees and terminate the employment of employees not in compliance was excludable as substantially implemented where federal law required such actions); *Safeway, Inc.* (avail. Apr. 1, 2004); *Mattel, Inc.* (avail. Mar. 24, 2004); *General Motors Corp.* (avail. Mar. 3, 2004).

The Proposal asks that the Board "give *due consideration* in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use" (emphasis added). However, under New Jersey law, the standard of care that directors must follow in considering dividends already requires that the Board give such matters "due consideration." Thus, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

II. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

To the extent the Proposal has not already been substantially implemented by requirements of New Jersey law, as described above, implementation of the Proposal would cause the Company to violate state law. A company may exclude a shareholder proposal under Rule 14a-8(i)(2) if the proposal would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal asks the Board to "give due consideration in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use." Thus, the Proposal seeks to "guide" the Board in its consideration of certain factors in determining whether or not to declare dividends. Implementing the Proposal would cause the Company to violate state law, as further described below and demonstrated in the legal opinion attached to this letter as Exhibit B. The Proposal is thus excludable under Rule 14a-8(i)(2).

Under New Jersey law, the authority to make dividend decisions is vested solely in the board of directors of a corporation unless otherwise provided in the corporation's certificate of incorporation. Section 14A:7-15 of the Act provides that "a corporation may, from time to time, by resolution of its board, pay dividends on its shares in cash." Section 14A:7-15.1(2) further provides that, unless otherwise provided in the corporation's certificate of incorporation, payment of dividends may be effected only by an action of the board of directors. The Company's Certificate of Incorporation does not contain any provisions delegating to the shareholders any power with regard to dividends.

The Proposal impermissibly interferes with the Board's decision-making process with regard to dividends under New Jersey law. Specifically, the Proposal seeks to regulate the Board's decision-making regarding dividends by providing an avenue for shareholder input into this core Board function. However, the exercise of the Board's authority in this regard, as evidenced by the Act—as well as case law, as explained in the legal opinion attached as Exhibit B—is exclusively reserved to the Board. Thus, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, if implemented, the Proposal would violate New Jersey law and be an improper subject for shareholder action. *See, e.g., General Electric Co.* (avail. Jan. 9, 2008) (permitting exclusion where a proposal "may cause [the company] to breach existing contracts" in violation of New York law); *Gencorp Inc.* (avail. Dec. 20, 2004); *Badger Paper Mills, Inc.* (avail. Mar. 15, 2000); *Pennzoil Corp.* (avail. Mar. 22, 1993).

III. The Proposal May Be Excluded under Rule 14a-8(i)(13) Because the Proposal Specifies a Specific Formula for Dividends.

The Proposal states that it seeks "more equitable sharing of retained earnings," and requests "a balanced allocation" between "the return to shareholders and retaining funds for other corporate use." To the extent that the Proposal thus seeks "equitable sharing" between shareholders and other corporate uses, we believe that the Proposal is excludable under Rule 14a-8(i)(13) because it sets forth a specific formula for the Company's dividends.

Rule 14a-8(i)(13) permits the exclusion of shareholder proposals that concern "specific amounts of cash or stock dividends." The Staff consistently has interpreted this Rule broadly to permit the exclusion of shareholder proposals that purport to set minimum amounts or ranges of dividends or that would establish formulas for determining dividends because "the proposal appears to include a formula that would result in a specific dividend amount." *See DPL, Inc.* (avail. Jan. 11, 2002) (concurring that a proposal requesting that bonus and long-term compensation for executive officers be limited absent matching increased dividends was excludable under Rule 14a-8(i)(13)); *Pacificorp* (avail. Mar. 8, 1999) (concurring that a proposal requesting an increase in dividends by the same percentage as any percentage increase in total compensation for board members, committee members, directors and management was excludable under Rule 14a-8(i)(13)).

The Proposal falls squarely within Rule 14a-8(i)(13) because it contains a formula that would result in the Company paying "specific amounts of cash or stock dividends." In this regard, the Proposal's request that the Company "make a balanced allocation of [retained earnings] between the return to shareholders and retaining funds for other corporate use[s]," appears to ask for an even split between dividends and other purposes (e.g., a "return to shareholders" of one-half of the Company's retained earnings). The Staff consistently has permitted the exclusion under Rule 14a-8(i)(13) of shareholder proposals, like the Proposal, that request a specific formula for dividends based on a percentage of annual earnings or net income. *See Computer Sciences Corp.* (avail. Mar. 30, 2006) (concurring that a proposal requiring an annual dividend of no less than 50% of annual earnings was excludable); *People's Ohio Financial Corp.* (avail. Aug. 11, 2003) (concurring that a proposal asking the company to pay 66% of net earnings to shareholders in an annual cash dividend was excludable); *Microsoft Corp.* (avail. July 19, 2002) (concurring that a proposal requesting a dividend of 50% of the current and subsequent year earnings was excludable); *Lydall, Inc.* (avail. Mar. 28, 2000) (concurring that a proposal mandating the payment of a dividend of not less than 50% of the company's net annual income was excludable); *Safeway, Inc.* (avail. Mar. 4, 1998) (concurring that a proposal requesting a dividend of at least 30% of company earnings each year was excludable); *AirTouch Communications, Inc.* (avail. Jan. 6, 1998) (concurring that a proposal requesting that the board take the necessary steps to pay a dividend of at least 30% of company earnings each year was excludable). Accordingly, we request that the Staff concur that the Proposal may be properly omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(13).

IV. The Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Is Substantially Duplicative of a Proposal Previously Submitted to the Company.

Alternatively, should the Staff not concur with the bases for exclusion cited above and with the exclusion of a separate shareholder proposal (discussed below), we believe that the Proposal is excludable pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of a shareholder proposal previously submitted to the Company. Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12,999 (avail. Nov. 22, 1976).

The Mergens Proposal, which the Company received on December 10, 2007 at 12:56 p.m., substantially duplicates a shareholder proposal received on the same date at 9:12 a.m. from Mr. Thomas A. Bonnie (the "Bonnie Proposal"). The Bonnie Proposal requests that the Board "consider whether it would be in the best interests of its shareholders to arrange for an [sic] credible independent party to undertake or update, as appropriate, a rigorous analysis of the company's total shareholder return policy, its purpose and effects on shareholders, including an [sic] meaningful analysis of the balance between the dividend rate and share appreciation through buy-backs." A copy of the Bonnie Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit C.

When a company receives two substantially duplicative proposals, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless the proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas & Electric Co.* (avail. Jan. 6, 1994); *Atlantic Richfield Co.* (avail. Jan. 11, 1982). The Company received the Bonnie Proposal by facsimile on December 10, 2007 at 9:12 a.m. *See* Exhibit C. The Mergens Proposal subsequently arrived by facsimile on that same date at 12:56 p.m. *See* Exhibit A. Consequently, the Bonnie Proposal was submitted to the Company prior to submission of the Mergens Proposal. The Company is requesting in a separate letter to the Staff dated January 22, 2008, that the Bonnie Proposal be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(f) and Rule 14a-8(b). To the extent that the Staff responds to that letter that it cannot concur with the excludability of the Bonnie Proposal, the Company intends to include the Bonnie Proposal in its 2008 Proxy Materials.

Pursuant to Staff precedent, the standard applied in determining whether shareholder proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. *See, e.g., Qwest Communications Int'l, Inc.* (avail. Mar. 8, 2006); *The Home Depot, Inc.* (avail. Feb. 28, 2005); *Bank of America Corp.* (avail. Feb. 25, 2005); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). The Mergens Proposal is directed at the Company making "a balanced allocation of [retained earnings] between the return to shareholders and retaining funds for other corporate use[s]." Similarly, the Bonnie Proposal seeks an analysis of the Company's "total shareholder return policy," including "the balance between the dividend rate and share appreciation through buybacks." Thus, the Mergens Proposal and the Bonnie Proposal have the same principal thrust and focus as both seek an evaluation of the Company's policies regarding how it allocates retained earnings to shareholder dividends. Moreover, the supporting statements in both the Mergens Proposal and the Bonnie Proposal indicate a concern that the Company's dividend decisions may not be in the best interests of the shareholders. For example, the Bonnie Proposal states that whether the Company's position "to balance share buybacks with its dividend rate . . . is in the best interest of total shareholder return . . . has been the subject of frequent debate by shareholders." Similarly, the Mergens Proposal argues that "shareholders [sic] interests are not being protected by [the Company's] management" and that the Company "retained for itself a higher percentage of its earnings, instead of making commensurate return to shareholders."

The Staff consistently has taken the position that shareholder proposals may differ in their terms or scope and still be deemed to have the same principal thrust or focus, and therefore be substantially duplicative for the purposes of Rule 14a-8(i)(11). For example, in *Comcast Corp.* (avail. Mar. 2, 2006), the Staff concurred with the company's view that a proposal seeking shareholder approval of future executive severance agreements providing benefits in excess of 2.99 times base salary plus bonus was substantially duplicative of another proposal asking the board to eliminate all compensation, including severance pay and retirement benefits, that would cause the compensation of any individual executive to exceed $500,000 a year. Although not identical, the shareholder proposals both sought to limit the value of severance benefits for executives, and therefore, the principal thrust and focus of the proposals was the same. Similarly, in *Merck & Co., Inc.* (avail. Jan. 10, 2006), the Staff concurred with the company's view that a proposal seeking adoption of a policy making a significant portion of future stock option grants to senior executives performance-based was substantially duplicative of an earlier proposal asking that the board take the steps needed to see that the company did not award any new stock options or reprice or renew current stock options. Although not identical, both shareholder proposals sought future limitations on grants of stock options, and therefore, the principal focus of the proposals was the same. Likewise, in *Centerior Energy Corp.* (avail. Feb. 27, 1995), the Staff concurred that the company could omit three executive compensation-related proposals from its proxy materials because they were substantially duplicative of a proposal asking the company to place ceilings on executives' compensation, tie compensation to the company's performance and stop awarding bonuses and stock options. The three proposals requested, respectively, that the company: (1) freeze executive compensation; (2) reduce management size and executive compensation, and eliminate bonuses; and (3) freeze annual salaries and eliminate bonuses. Although not identical, all of the shareholder proposals had as their principal thrust and focus the limitation of compensation, and directly or indirectly linking limits on compensation to performance standards. *See also Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) (concurring with company's view that a proposal asking the company to link the chief executive officer's total compensation to company performance was substantially duplicative of two other proposals asking the company to: (1) tie all executive compensation other than salary to performance indicators; and (2) impose ceilings on future total compensation of officers and directors in order to reduce their compensation).

Similarly, the express language in the Mergens Proposal and the Bonnie Proposal differ, but they have the same principal thrust and focus. Specifically, like the shareholder proposals in *Comcast Corp.*, which sought different measurements of severance pay for executives but shared the principal focus of limiting that pay, the Mergens Proposal and the Bonnie Proposal each seek an evaluation of the Company's policies regarding how it allocates retained earnings to shareholder dividends. Thus, the Mergens Proposal and the Bonnie Proposal are substantially duplicative for purposes of Rule 14a-8(i)(11).

For these reasons, and consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), if the Staff refuses to concur that the Bonnie Proposal is excludable, then the Company will include the Bonnie Proposal in its 2008 Proxy Materials, and the Company believes that the Mergens Proposal may be excluded as substantially duplicative of the Bonnie Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478.

Sincerely,

James Earl Parsons

James E. Parsons

Enclosures

cc: Edward H. Mergens

100372600_4.DOC

EXHIBIT A

CERTIFIED*
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

December 6, 2007
P.O.Box 3025
Pagosa Springs, Co.
81147

Attn: Mr. H.H.Hubble, Corp. Secty.

Dear Sir:

I am the owner of 4300 shares of ExxonMobil stock held in my account by Smith-Barney Graham Group located at 580 Westlake Park Blvd in Houston,Tx.77079. I wish to make a shareholder proposal to be included in the materials for the 2008 ExxonMobil Annual Shareholder Meeting. I have attached a copy of the proposal and documentation certifying that I have owned these shares for more than one year and that I will remain the owner beyond the date of the 2008 meeting. I, or my representative, will be present at that meeting to present this proposal.

I believe I have made this proposal in accordance with the regulations of the Securities & Exchange Commission concerning the submission of such proposals.

Should you require any additional materials or information, please let me know. I can be reached at the above address or by phone at (970)-264-6014 or cell at (970)-946-3737.

Very sincerely yours,

Edward H. Mergens

p/s Please note that this proposal is being submitted by Faxs transmission as well as mail, due to the uncertancey due to weather for surface deliveries.

SHAREHOLDER PROPOSAL

DEC 10 2007

NO. OF SHARES______
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

FAX 972-444-1505

During this period of record profits, the shareholders interests are not being protected by ExxonMobil's management. Management needs to develop a formal policy that reflects the philosophy expressed in ExxonMobil's interviews given to the investment community by Senior Management. During these interviews, (notably one by CEO Tillerson on CNBC to Maria Bartoromo) the leadership repeatedly stressed that the sole objective of ExxonMobil's investment program was increased fair return to the shareholders. When pressed by Bartoromo, as to whether it wasn't more likely using record earnings for increasing the company's raw material position or market position, according to Mr. Tillerson, that's not it, but was to insure a fair return to shareholders. However, when record profits were made in 2006, Exxon management did not use all in exploration spending or refining expansion, but instead took the remaining money from record profits earned to make only a minor return to shareholders, while putting a major part of those record profits in an ExxonMobil stock buyback program.

This proposal is about more equitable sharing of retained earnings. In illustration, ExxonMobil claimed a 12.3% increased payment to shareholders (see page 4 of the 2006 Annual Report). This was very misleading. Using the per share percentage figures shown on page 41 of the report it's true. However in reality, cash actually paid to shareholders, (Financial Highlights on page 5), between 2005 vs. 2006 the increase was only 6%, meanwhile, the ExxonMobil's net income increased more than 9% during the same period.

Thus, ExxonMobil retained for itself a higher percentage of its earnings, instead of making commensurate return to shareholders. The corporation put with these retained record earnings money into a $25 billion fund to buy back its own shares, weakening shareholders position.

It may be argued that this program might benefit shareholders, providing a continuing demand for the stock, boosting the price. Unfortunately, this is largely theory, since stock price is mainly driven by earnings, and in this case, the price of crude oil, not buyback. However, stock repurchases does have other corporate benefits, not shared by the investors. In repurchasing , ExxonMobil can add shares to the authorized, but not issued stock pool Once repurchased, ExxonMobil no longer has to pay money on that stock to shareholders. In this case, non-payment could save about $250 million annually. In addition, this self aggrandizement of the company, now allows issuing more stock options, which management solely decides, without input from others. Options are more likely, since options can be made using the larger authorized stock pool.

In view of this disproportionate allocation of retained earnings, between shareholders and management, this proposal asks:

That the Management and the Board of Directors issue and adopt a policy statement, To Wit, that the ExxonMobil management and Board be bound by this policy directive, to give due consideration in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use.

citigroup
SMITH BARNEY

580 Westlake Park Blvd., 17th Floor
Houston, TX 77079

Tel 281-597-4700
Fax 281-597-4747
Toll Free 888-597-4700

November 28, 2007

Mr. Edward H. Mergens
P.O. Box 3025
Pagosa Springs, CO 81147-3025

Dear Edward:

This is to confirm that as of November 27, 2007, you held 4300 shares of Exxon Mobil stock in your IRA account . These shares were originally purchased in October of 1990 and April of 1991.

Attached is a copy the page of your October 2007 client statement that shows the position. Your client statement is the document that you should refer to in determining your holdings.

Let us know if you need anything else.

Sincerely

Henry W. Graham
Senior Vice President – Wealth Management
Financial Advisor

Common stocks & options *continued*

Quantity	Description	Symbol	Date acquired	Cost	Share cost	Current price	Current value	Unrealized gain/(loss)	Average % yield	Anticipated income (annualized)
934	CONOCOPHILLIPS	COP	12/23/98	$ 20,470.74	$ 21.95	$ 84.96	$ 79,352.64	$ 58,881.90 LT		
66	Rating: Citigroup : 2M		05/13/05	3,265.73	49.055	84.96	5,607.36	2,341.63 LT		
1,000	Argus : 1 Morningstar : 2 S&P : 1			23,736.47	23.736		84,960.00	61,223.53	1.93	1,640.00
1,660	EXXON MOBIL CORP	XOM	10/03/90	19,764.54	11.906	91.99	152,703.40	132,938.86 LT		
2,640	Rating: Citigroup : 1L		04/11/91	33,138.24	12.552	91.99	242,853.60	209,715.36 LT		
4,300	Argus : 2 Morningstar : 2 S&P : 2			52,902.78	12.303		395,557.00	342,654.22	1.521	6,020.00
5,970	GENERAL ELECTRIC CO	GE	06/20/94	47,414.67	7.833	41.16	245,725.20	198,310.53 LT		
1,000	Rating: Citigroup : 1L		10/23/00	50,284.96	49.812	41.16	41,160.00	(9,124.96) LT		
530	Argus : 1 Morningstar : 2		09/19/01	18,391.04	34.21	41.16	21,814.80	3,423.76 LT		
7,500	S&P : 1			116,090.67	15.479		308,700.00	192,609.33	2.721	8,400.00
10	GOOGLE INC	GOOG	05/12/06	2,368.71	230.80	707.00	7,070.00	4,701.29 LT		
10	CLASS A		05/03/06	4,045.50	400.05	707.00	7,070.00	3,024.50 LT		
20	Rating: Citigroup : 1H Argus : 1		05/21/07	9,437.85	468.88	707.00	14,140.00	4,702.15 ST		
40	Morningstar : 3 S&P : 2			15,852.06	396.302		28,280.00	12,427.94		
39	IDEARC INC	IAR	02/05/91	705.54	18.09	26.98	1,052.22	346.68 LT		
61			02/01/93	1,285.77	21.078	26.98	1,645.78	360.01 LT		
100				1,991.31	19.913		2,698.00	706.69	5.077	137.00
2,000	INTEL CORP Rating: Citigroup : 1M Argus : 1 Morningstar : 2 S&P : 1	INTC	08/25/95	15,147.58	7.50	26.90	53,800.00	38,652.42 LT	1.672	900.00
1,000	INTEGRYS ENERGY GROUP INC Rating: S&P* : 1	TEG	10/03/90	21,527.78	21.527	53.81	53,810.00	32,282.22 LT	4.906	2,040.00
2,200	JOHNSON & JOHNSON	JNJ	11/02/90	18,375.44	8.266	65.17	143,374.00	124,998.56 LT		
4,800	Rating: Citigroup : 1L		07/01/91	51,199.34	10.546	65.17	312,816.00	261,616.66 LT		
7,000	Argus : 1 Morningstar : 1 S&P : 1			69,574.78	9.939		456,190.00	386,615.22	2.547	11,620.00
1,000	KEYCORP -NEW	KEY	03/20/98	39,451.06	38.937	28.45	28,450.00	(11,001.06) LT		
1,000	Rating: Citigroup : 2M		01/15/04	29,620.00	29.24	28.45	28,450.00	(1,170.00) LT		
2,000	Morningstar : 2 S&P : 1			69,071.06	34.536		56,900.00	(12,171.06)	5.131	2,920.00

STATEMENT OF INTENT regarding 4300 shares of ExxonMobil stock owned by Edward H. Mergens

I, Edward H. Mergens, do hereby state my intent and that I will remain owner of these

ExxonMobil shares referenced in the attached statement of Smith-Barney broker,

beyond the date of the 2008 ExxonMobil Annual Shareholders meeting.

Signed EH Mergens Date 12/6/07

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 12, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Edward H. Mergens
420 East Log Hill Road
Pagosa Springs, CO 81147

Dear Mr. Mergens:

This will acknowledge receipt of the proposal concerning a shareholder return policy, which you have submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. However, the proof of ownership you submitted with your proposal is insufficient.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 6, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 6, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. The letter from Citigroup that was enclosed with your submission is dated November 28, 2007, but your proposal is dated December 6, 2007

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosure



"QuantumView" <QuantumViewNotify@ups.com>

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0190892099

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

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Shipment Detail

Ship To:
Mr. Edward H. Mergens
Mr. Edward H. Mergens
420 East Log Hill Road
PAGOSA SPRINGS
CO
811479000
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0190892099
Reference Number 1:	0137/6401

Submitted by Facsimile Transmission to (972)-444-1505

Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

December 13, 2007
P.O.B 3025
Pagosa Springs,Co.
81147

Attention: Mr. Henry H. Hubble, Vice President

Dear Mr. Hubble:

This will acknowledge your letter of December 12,2007 delivered by UPS this date. You noted that in my submission December 6,2007 the required proof of Exxon Mobil share ownership was insufficient. I have instructed Citigroup to rectify this insufficiency by restating their proof with a corrected date of submission. You should receive this restatement by Fax shortly. Please advise me if you require anything else on that matter. In your subject letter in this matter, you also indicated a possible need for further documentation should someone other than I were to present this proposal on my behalf. I will bear that in mind. Also, you were concerned that there might be co-filers for this Proposal, for which additional documentation would be required. There are no co-filers. I hope this deals effectively with the concerns you have raised, but should there be other items please do not hesitate to contact me.

Sincerely, Edward H. Mergens

Edward H. Mergens

citigroup
SMITHBARNEY

580 Westlake Park Blvd., 17th Floor
Houston, TX 77079

Tel 281-597-4700
Fax 281-597-4747
Toll Free 888-597-4700

December 13, 2007

Mr. Edward H. Mergens
P.O. Box 3025
Pagosa Springs, CO 81147-3025

Dear Edward:

This is to confirm that as of December 13, 2007, you held 4300 shares of Exxon Mobil stock in your IRA account . These shares have been held in your account for over one year, having been originally purchased in October of 1990 and April of 1991.

Attached is a copy the holdings page as of December 13, 2007 showing the position. Your monthly client statement is the primary Smith Barney document that you should refer to in determining your holdings.

Let us know if you need anything else.

Sincerely

Tonja Grimes
Branch Administrator

/tg

EXHIBIT B

DAY PITNEY LLP

BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, D.C.

Mail To: P.O. Box 1945 Morristown, NJ 07962
Deliver To: 200 Campus Drive Florham Park, NJ 07932
T: 973-966-8196 F: (973) 966 1015

January 18, 2008

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: *Shareholder Proposal – Edward H. Mergens*

Exxon Mobil Corporation (the "*Corporation*"), a corporation organized under the New Jersey Business Corporation Act (the "*Act*"), has received a request to include in its proxy materials for its 2008 annual meeting of shareholders a proposal (the "*Proposal*") which requests the Board of Directors of the Corporation (the "*Board*") to adopt a binding policy directive that it will "give due consideration in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use."

You have asked us whether the Proposal is a proper subject for action by shareholders under the law of the State of New Jersey and whether the implementation of the Proposal by the Corporation violates New Jersey law.

We have reviewed the Proposal, which was submitted to the Corporation by Edward H. Mergens. We have reviewed the Restated Certificate of Incorporation (the "*Certificate of Incorporation*") and the By-laws of the Corporation.

Conclusion

For the reasons that follow, it is our opinion that the Proposal is not a proper subject for shareholder action under the law of the State of New Jersey and that the Proposal, if implemented, would cause the Corporation to violate New Jersey law.

Discussion

I. The Proposal, if implemented, is not a proper subject for shareholder action and violates the Act.

The Proposal seeks to require the Board to adopt a policy "directive" to "give due consideration in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use." Shareholder proposals that relate to specific amounts of cash or stock dividends are expressly prohibited by Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Presumably to avoid this prohibition, the Proposal is presented as a "policy directive."

Since the directive "guides" the Board in its consideration of certain factors in determining whether or not to declare dividends, it impermissibly interferes with the board's decision-making process with regard to dividends. Under New Jersey law, the authority to make dividend decisions is vested solely in the board of directors of a corporation unless otherwise provided in the corporation's certificate of incorporation. Section 14A:7-15 of the Act provides that "a corporation may, from time to time, by resolution of its board, pay dividends on its shares in cash . . . ." Section 14A:7-15.1(2) further provides that, unless otherwise provided in the corporation's certificate of incorporation, payment of dividends may be effected only by an action of the board.

The Certificate of Incorporation does not contain any provisions delegating to the shareholders any power with regard to dividends.

New Jersey case law affirms that decisions related to the payment of dividends are solely within the power of the board and are within the discretion of the board of directors. In L.L. Constantin & Co. v. R.P. Holding Corp., 153 A.2d 378, 384 (N.J. Super. Ct. Ch. Div. 1959), the New Jersey Superior Court held that the Act "is clear that the corporate business is to be managed by its directors and that, unless otherwise provided in the charter or by-law the directors may, in their discretion determine what if any dividends shall be declared and paid." The New Jersey Supreme Court has similarly held that "[e]arnings remain corporate property until a dividend is declared. Unless controlled by statute, the exercise of the power to declare dividends rests in sound discretion." Agnew v. American Ice Company, 66 A.2d 330, 334 (N.J. 1949).

The Proposal seeks to adopt a policy directive that provides shareholder input into this core board function the exercise of which both the Act and the case law exclusively reserve to the board. Thus, if implemented, the Proposal would, by allowing shareholders input into a board decision by a "policy directive," violate New Jersey law and be an improper subject for shareholder action.

II. The Proposal has been substantially implemented because of the Board's obligations under state law.

As noted above, the board of directors of a New Jersey corporation is vested with the discretion, in the exercise of its management power, to determine the amount of any dividend. That determination must, by statute, be made in compliance with a standard of conduct applicable to directors. The applicable standard is set forth in Sections 14A:6-14(1) and (4) of the Act. Section 14A:6-14(1) of the Act states that "[d]irectors . . . shall discharge their duties in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions." In particular, Section 14A:6-14(4) of the Act provides that "[i]n taking action . . . a director shall be entitled to consider, without limitation, both the long-term and the short-term interests of the corporation and its shareholders." Taken together, these two sections indicate that a director's exercise of his fiduciary duties must include a weighing of the interests so as to give "due consideration" to "the return to shareholders and retaining funds for other corporate use."

Proper exercise of fiduciary duty thus demands that directors carefully consider all sides of the issue in determining whether and in what amount to declare a dividend, regardless of how much surplus seems available for distribution. In United States v. Byrum, an Ohio tax case involving, in part, control over the flow of dividends into a trust, United States Supreme Court Justice Powell explained the complexities of the fiduciary decision:

> Even where there are corporate earnings, the legal power to declare dividends is vested solely in the corporate board. In making decisions with respect to dividends, the board must consider a number of factors. It must balance the expectation of stockholders to reasonable dividends when earned against corporate needs for retention of earnings. The first responsibility of the board is to safeguard corporate financial viability for the long term. This means, among other things, the retention of sufficient earnings to assure adequate working capital as well as resources for retirement of debt, for replacement and modernization of plant and equipment, and for growth and expansion. The nature of a corporation's business, as well as the policies and longrange [sic] plans of management, are also relevant to dividend payment decisions. 408 U.S. 125, 140 (1972).

Justice Powell did not cite to Ohio or other state law in giving this explanation, which indicates the general application of the principle to a board in the exercise of its fiduciary duties.

By the time of the Byrum decision, this principle of deferring to directors' good-faith exercise of their business judgment in regard to the disposition of corporate profits was already well-established in New Jersey. In a case from the nineteenth century, Park v. Grant Locomotive Works, the court stated:

> In cases where the power of the directors of a corporation is without limitation, and free from restraint, they are at liberty to exercise a very liberal discretion as to what disposition shall be made of the gains of the business of the corporation. Their power over them is absolute so long as they act in the exercise of an honest judgment. They may reserve of them whatever their judgment approves as necessary or judicious for repairs and improvements, and to meet contingencies, both present and prospective. 3 A. 162, 165 (N.J. Ch. 1885).

Sixty years later, in Casson v. Bosman, the court reiterated the same standard:

> The law does not require infallibility or the impossibility of error or mistake in directors; it requires that they shall act as reasonable men and in good faith toward their stockholders and when it comes to the question of declaration of dividends they may reserve corporate profits for repairs, improvements and replacement of corporate property and for any other corporate necessities and thereby defer payment of dividends. 45 A.2d 807, 807 (N.J. 1946).

Casson was cited approvingly by the Appellate Division of the Superior Court of New Jersey almost fifty years after its publication. See Maul v. Kirkman, 637 A.2d 928, 938 (N.J. Super. Ct. App. Div. 1994) (citing Casson for the proposition that "directors may reserve corporate profits for any corporate necessity, so long as the decision is made in good faith").

Mr. Mergens' supporting statement to the Proposal suggests that he is not pleased with the Board's decisions regarding its retained earnings and desires the Board to increase cash dividends – in other words, weigh the factors the Board must consider differently than they have in the past, a desire he realizes shareholders cannot enforce under Rule 14a-8 of the Exchange Act. However, the Proposal does nothing more than restate the standard of care already required by New Jersey law for directors in considering dividends. Because the subject matter of the Proposal is already expressed in New Jersey law, we are of the opinion that the Proposal has been substantially implemented.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey and of the United States. Except for submission of a copy of this letter to the Securities and Exchange Commission in connection with its consideration of inclusion and exclusion of materials in the Corporation's proxy materials for its 2008 annual meeting, this letter is not be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Day Pitney LLP

DAY PITNEY LLP

EXHIBIT C

Thomas A. Bonnie
411 Vista Drive
Wilmette, IL. 60091-3139
847-251-5483

December 10, 2007

Mr. Henry Hubble
Vice President, Shareholder Relations
ExxonMobil Corp
5959 Las Colinas Blvd
Irving Texas, 75039-2298

Dear Mr. Hubble:

I own 600 shares of Exxon Mobil Corp. Attached is a shareholder resolution for consideration by the shareholder of ExxonMobil at the 2008 Annual Meeting.

Please let me know if any additional information is needed.

Thank you,

Sincerely,

Thomas A. Bonnie

Thomas A. Bonnie

SHAREHOLDER PROPOSAL
DEC 10 2007
NO. OF SHARES -0-
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Shareholder Resolution

2008 study and report on ExxonMobil shareholder return policy

It has been ExxonMobil's announced position in recent years to balance share buybacks with its dividend rate in a way that ExxonMobil has stated is in the best interest of total shareholder return. This balance has been the subject of frequent debate by shareholders.

Though ExxonMobil's policy has been publicly stated in summary terms, the economic and policy bases on which the Board bases this policy have not been explained sufficiently for the needed understanding of the policy and its effects.

It is hereby respectfully proposed that the Board of Directors of Exxon Mobil consider whether it would be in the best interests of its shareholders

- to arrange for an credible independent party to undertake or update, as appropriate, a rigorous analysis of the company's total shareholder return policy, its purpose and effects on shareholders, including an meaningful analysis of the balance between the dividend rate and share appreciation through buy-backs;
- that this study reference credible and diverse academic and financial community research and opinion on theses issues, as considered necessary to give objectivity to the report;
- that the report include a comparison of the ExxonMobil dividend rate versus that of its peers and industry competitors inside and outside the USA and any known reasons for these differences;
- that the report analyze the effect of its current dividend rate on segments of the company's shareholder base, for example, its individual shareholders, long-term and short term, and institutional investors;
- that the report include projections regarding the likely effect of the company's shareholder return policy on the make-up of the ExxonMobil shareholder base over the next decade;
- that the report include such other material as necessary to make it meaningful and useful to ExxonMobil shareholders, given their diverse individual circumstances, and the larger market;
- that the report be published on the ExxonMobil website during 2008 for the education and understanding of the company's stakeholders, now and future.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 12, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Thomas A. Bonnie
411 Vista Drive
Wilmette, IL 60091-3139

Dear Mr. Bonnie:

This will acknowledge receipt of the proposal concerning a shareholder return report, which you have submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

In addition, Rule 14a-8(b)(1) requires that you provide a written statement that you intend to continue ownership of the shares through the date of the annual meeting.

Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosure



"QuantumView" <QuantumViewNotify@ups.com>

12/13/07 10:41 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0191330881

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2007 / 9:45 AM
Driver Release Location: FRONT DOOR

Shipment Detail

Ship To:
Mr. Thomas A. Bonnie
Mr. Thomas A. Bonnie
411 Vista Drive
WILMETTE
IL
600913139
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0191330881
Reference Number 1:	0137/6401

Thomas A. Bonnie
411 Vista Drive
Wilmette, IL 60091-3139
847-251-5483

December 13, 2007

Mr. Henry Hubble
Vice President, Shareholder Relations
ExxonMobil Corp
5959 Las Colinas Blvd
Irving Texas, 75039-2298

Dear Mr. Hubble:

In response to your letter of December 12, 2007 regarding the shareholder resolution I submitted, attached is a sheet from Fidelity Investments showing the "Proof of Ownership" as required by SEC Rule 14a-8.

Secondly, this letter is my written statement that I "intend to continue ownership of the shares through the date of the annual meeting.".

Please let me know if there is any additional information required for the proposal.

Sincerely,

Thomas A Bonnie

Thomas A Bonnie

Rachel Auxier 12/13/07

SHAREHOLDER RELATIONS

DEC 1 4 2007

NO. OF SHARES ______
COMMENT: ______
ACTION: ______

Accounts & Trade > Portfolio > Positions >

View Lots

Help/Glossary

Account: TRUST: UNDER AGREEMEN[redacted]

Position As of: 12/13/2007, 2:18 AM

Symbol	Description	Quantity	Closing Mkt Value	Total Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Type	
XOM	EXXON MOBIL CORP	600.0000	$55,152.00	$5,239.15c	$49,912.85	952.69%	Cash	Trade News Research

Position History

Show: Open Lots The information below is a summary of your open tax lots as of the prior business day's close.

Date Acquired	Quantity	Cost Basis per Share	Closing Mkt Value	Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Holding Period	
10/29/1992	556.0000	$6.55	$51,107.52	$3,641.80c	$47,465.72	1,303.36%	Long	Update Basis
09/21/2001	44.0000	$36.30	$4,044.48	$1,597.35	$2,447.13	153.20%	Long	

** In the case of a short sale, total cost ordinarily equals the cost of the asset (including commissions, if any) when purchased for delivery when the sale is closed or covered. However, as cost basis is unknown until the date the short sale is closed or covered, the value Fidelity reports in the Cost Basis column is equal to the price at which the short sale was transacted (total sales proceeds). When calculating the unrealized gain/loss, Fidelity adds the negative value reported in the Closing Mkt Value Column to the positive value reported in the Cost Basis column.

c - Customer provided cost basis. We do not apply any wash sale rules to tax lots with customer provided cost basis.

- Fidelity-provided estimated cost basis (including cost basis and short sale proceeds information provided to Fidelity by customers) gain/loss and holding period information may not reflect all adjustments necessary for tax reporting purposes. You should verify such information against your own records when calculating reportable gain or loss resulting from a sale, redemption, or exchange. Fidelity does not report such information to the IRS or other taxing authorities and is not responsible for the accuracy of such information you may be required to report to federal, state, and other taxing authorities. Fidelity makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any tax position taken in reliance upon, such information. Unless otherwise specified, Fidelity determines cost basis at the time of sale based on the average cost-single category (ACSC) method for open-end mutual funds and based on the first-in, first-out (FIFO) method for all other unrestricted securities. Consult a tax adviser for further information.

If securities held in your account are restricted for sale under your company's stock plan rules, Fidelity will use the FIFO method for lots available for sale.

Fidelity's cost basis information system has a cumulative lifetime limit on how much activity it can track for each individual security position in an account. For this purpose, each buy, sell, dividend, wash sale, disallowed loss, stock split, stock merger, etc., is an event. For some customers, this limit can be reached with approximately 1500 events. Cost basis information for events beyond that limit will usually show as "not available" or "unknown". In addition, any cost basis information shown may be outdated due to events occurring after the limit is exceeded. Once the limit is reached, all cost basis information for the affected position will need to be tracked and updated by the investor. Of course, investors will continue to receive confirms and account statements reflecting current transactions in their accounts. If you are uncertain if you have reached, or are near, the lifetime limit on a particular security position in your account, contact your Fidelity representative for more details.

If specific shares were selected manually rather than electronically, cost basis and gain/loss information displayed will be based on the first-in, first-out (FIFO) calculation method. You will need to refer to your trade confirmation for the lot(s) you selected, and calculate your gain/loss accordingly. In addition, you may need to re-calculate cost basis and gain (loss) information for other positions that were based on the first-in, first-out method to remove the effect of any tax lots that were specifically identified and allocated to other sales.

Fidelity Investments

Smart move.

Rachel Auxier 12/13/07

Original

RECEIVED

2008 FEB -1 PM 5:15

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

January 28, 2008

P.O.Box 3025
420 E.Log Hill Rd.
Pagosa Springs, Co.
81147

Re: Exxon Mobil Memo of Jan. 22,2008 concerning the "Mergens Proposal" regarding Exxon Management failure to protect shareholders rights. Also the memo deals with the "Bonnie Proposal" received by Exxon Mobil on the same date.

Dear Sir and Madam:

This memorandum is in response to Exxon Mobil Corporation's letter to you statement in consisting of 12 pages out lining three reasons for excluding the Mergens Proposal from its 2008 Proxy Materials. i.e. Rule 14a-8(i)(10),(2),(11) and (13). The memorandum also is accompanied by the allegation that implementing the proposal would violate New Jersey law. The overall impression leaves one mindful of the Bards quote, "Methinks she doth protest too much !"
As final thrust Exxon Mobil seeks to disqualify the "Mergens Proposal" as duplicative of another, "Bonnie Proposal" received on the same date by Exxon Mobil.

I have been contacted by Exxon Mobil personnel from the Corporate Secretary's Office and from the Shareholder Relations Office in a conference call on January 25,2008. Exxon's purpose was to discuss the "Mergens Proposal". Exxon wanted to know, whether, in light of their position taken in the Jan. 22nd memo which had been copied to me, was I prepared to withdraw my proposal. I told these gentlemen (T.Gillis and D. Henry) that I had no intention of withdrawing We discussed some aspects of the proposal and concluded the call. Some of those discussed aspects are outlined below.

Discussion: Duplication?

A reading of both proposals quickly illustrates that the proposals are complimentary not duplicates. While the "Mergens Proposal" argues that Managements actions in creating a consistent pattern of weakening shareholders position relative to the Corporation, while it allows misleading the public by reporting increased per share payouts while actually allocating smaller monies to the shareholders because the Corporation now has fewer at large shares. The "Mergens Proposal" merely asks that the Management and Board of Directors acknowledge this problem and give due consideration when carrying out decisions concerning shareholders equity
In conversations with Mr. D.G.Henry Customer Relations and T.Gillis Corporate Secretary offices', Exxon Mobil views the buyback as beneficial since a smaller outside share pool increases the individual ownership percentage. Nothing could be further from fact, as the Exxon Mobil treasury has expanded its position by a like amount diluting the pool's amount. Further Discussion of the ill effect on shareholders regarding stock options will be discussed in a later section.
In viewing the "Bonnie Proposal", the reader sees that the policy of Exxon Mobil regarding the balance of share buybacks with its dividend rate has not been clearly demonstrated in what way it is the best interest of the total return to the individual shareholder. This is a further illustration of the need to respond favorably to a request by the shareholders to at least provide some guidelines as to whether shareholder interests are really being protected by Exxon Mobil's policy.
Thus, The two proposals are indeed complimentary, in that one asks that the Corporation acknowledge by a policy directive which commits to due consideration of a balanced allocation

between shareholders and Corporation's use of funds. The other asks that a study be undertaken to illustrate how the Corporation would undertake achieving this balance of interests in particular. It will allow the Corporation to illustrate to the public that it indeed is carrying out the policy guideline as being asked in the complimentary proposal.

Already Implemented ?

The Corporation contends the proposals are already "substantially" implemented and goes on at length to quote various cases to illustrate implementation exclusions based on peripheral issues such as "shareholder plans" or "Employment legitimacy", not related to this issue. What has not been implemented either substantially or even minimally, is a policy which protects the shareholder from adverse effects, such as use of buyback programs. It is obvious from the opinions expressed by their representatives and from doubts expressed in the "Bonnie Proposal" for the need to obtain a more detailed study of the summary nature of the Exxon Mobil policy concerning position regarding a balance of share buybacks with the payouts to shareholders.

Violating New Jersey Law?

What they did cite was the 4 page opinion authored by Day Pitney ,LLP . This study contends that a policy statement such as requested could impinge on the on fettered right under New Jersey law of the Corporation directors discretion as to actions taken regarding retained earnings. If you read the several cases cited by Pitney i.e. US vs. Byrum ,Park vs. Grant Locomotive Works 3A162,i65 (NJ Ch.1885) and Casson vs. Bosman45A.2d 807,807(NJ 1946) or Maul vs. Kirkman 637 A.2d 928,938(NJ Super Ct App Div 1944) you will find that all these opinions reserve the rights of Directors to items noted by the opinions to such things named as reserving corporate profits for repairs, improvements and replacement of corporate property and corporate necessities.

Some other opinions add items such as to meet contingencies, both present and perspective, or safe guard corporate financial viability, assure adequate working capital or retire debt You will note that in all these opinions, the need for stock buyback funds or reserves is never mentioned. The courts may have considered such actions outside of the purview of Director duties concerning retained earnings under New Jersey law when enacted. By concerning themselves it may be they are currently in violation.

At any rate, asking Exxon Mobil Management and Board to issue a policy guideline regarding decisions certainly doesn't entail interfering with their director rights especially if it should affect stock buybacks programs. I think the Day Pitney analysis is faulty as it seeks to extend the findings a reasoning of the courts into areas not previously considered by the Courts.

Basis for Exclusion under Rule 14a-8(i)(13)

On page 5 of its memo, Exxon Mobil misstates the language of the "Mergens Proposal" in that Exxon claims that "in requesting decisions of retained earnings so as to make a balanced allocation of such money" is the equivalent of asking for a specific amount of retained earnings or asks for an Equal amount or one half of the retained monies. Gone from this reasoning , is all the previous request to protect shareholders interests and to take into account the adverse effects of using retained earnings for Corporate purposes which might adversely effect shareholders rights. The "Mergens Proposal" does not ask anything more than for due consideration in making these decisions and is not a candidate for exclusion under the Rule cited. If Exxon Mobil's

Management's perception is, that during this period of record profits, that the only way to achieve a balance in shareholder rights and the allocation of retained earnings is to more than double the allocation to shareholder dividends, so be it. But, this flies in the face of earlier statements by Exxon the their current allocation is in the best interest of shareholders. Exxon could use retained earnings to set up a fund to hedge future purchases of raw material at the best cost as a way to enhance shareholders interests. Or it might behoove shareholders for Exxon to use retained earnings to reduce corporate debt without need for a specific dividend allocation. Exxon's contentions under this rule are groundless.

Use of Retained Earnings for Stock Buybacks

The "Mergens Proposal" concerns itself with inimical threat to the shareholder caused by a Corporation policy which systematically reduces the publicly held stock, amassing a higher percentage of authorized shares in its treasury. This allows Exxon Mobil a ready pool for granting stock options outside of other's interests. In discussions on January 25th, the Exxon Mobil executives felt that since these stock options were issued on a restricted basis of five or ten years limit to execution, that this did not represent a allocation of retained earnings. Again, not so, since the recipients were owners of the stock and the Corporation paid out dividends to those persons as declared each year. The major concern with the Exxon program is that it diminishes shareholder interests relative to the Corporation by not benefiting shareholders in the same way, since the Corporation is now able to pay out fewer dollars in dividends once it returns these shares to the treasury. The longer term concern regards the history of Exxon's treatment of issuing options. Mr. Lee Raymond, retired at the end of 2006 owning 7.3 million shares of Exxon stock, most of which were owned through stock options granted through the Corporate board actions. This amounted to an average of about 180,000 shares per year of his career. Similar future actions by the board will continue to erode shareholder's interest as owners of the firm. It is doubtful that Exxon's policy regarding use of retained earnings for its share buyback plans is in the best interests of the shareholder. (see the "Bonnie Proposal" to study this and determine if this is so.)

Conclusion

The Exxon Mobil letter to the Security and Exchange Commission in many ways does not support exclusion of either the "Mergens Proposal" or the "Bonnie Proposal" on the basis of the arguments put forward. In fact, considering the misinformation contained, and the counter claims and additional insight into the situation, would argue strongly for the inclusion of both of these complimentary Proposals in the 2008 Proxy Materials for the Annual Exxon meeting. It is not to be viewed as unusual that Exxon Mobil Corporation should receive these proposals since they do reflect the existence of a basic problem Exxon has created concerning protecting shareholder rights and the perception that their policies are not in the best interests of the shareholder.

Addendum

I have been in contact with Mr. T.A.Bonnie, author of the "Bonnie Proposal" which I was able to do since his address and proposal were included as attachment Exhibit C of the Exxon January 22 memo to the Commission. In discussion with him we agreed our proposals, arrived at independently, were indeed of a complimentary nature. It was surprising that Mr. Bonnie had also engaged in a telephone conference call with the same Exxon executive that had phoned me.

However, in contrast with my experience, Mr. Bonnie said he had received copy of a memo purported to be sent to the Commission, but did not contain an attachment of the "Mergens Proposal". It did not identify this proposal or give any details. When pressed to identify the other proposal, secondary to his proposal. The Exxon representatives refused to identify who or what was this other proposal. I have rectified this unfair behavior by sending a copy of the "Mergens Proposal" to him, so that all parties should be dealing from a level playing field. I also intend to send a copy of this letter to Mr. Bonnie as well.

If I can be of any further assistance in this matter please do not hesitate to call me at (970)-264-6014

Sincerely,

Edward H. Mergens

Edward H. Mergens

Cc: Exxon Mobil
T.A.Bonnie
SEC (6)

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RECEIVED
2008 MAR -6 PM 3: 28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 5,2008
Box 3025
Pagosa Springs. Co.
81147

Re: Shareholder Proposal to Exxon Mobil

Dear Sir or Madam:

Attached are two letters, one from Exxon Mobil dated February 29th which contains their Board of Directors' response to the Mergens proposal previously sent you. The second letter dated March 5th is a response which was requested from the undersigned by Exxon in their February 29th letter, and which has been sent by Fax to that Corporation.
It is requested that the SEC recommend that both of these responses (Exxon's Board response and the Mergens response) be included in the proxy materials being prepared for printing for the Exxon Mobil Shareholders meeting in May.
Thank you.

Sincerely,

E.H.Mergens

VIA FAX TO (972)-444-1505

RECEIVED

2008 MAR -6 PM 3:29

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

March 5, 2008

Box 3025
Pagosa Springs, Co.
81147

Attn: H.H.Hubble, Vice President
Investor Relations and Secretary

Dear Sir: RE: Shareholder Proposal Comments

The following are comments to the Exxon Mobil's Board of Director's proposed response to the Mergens' proposal made concerning shareholders rights, which is to be presented at the 2008 Exxon Mobil annual meeting of shareholders. Exxon's Board of Director comments were forwarded to me by your memorandum on March 2nd 2008.

This shareholder proposal as submitted was concerned with how the Exxon's actions in allocating retained earnings to shareholders did a disservice to the public holders of Exxon Mobil Stock . While the Board seeks to obscure the issue by treating the whole issue by including shares held in Corporate hands as beneficiaries of its handling of retained earnings in amount and mix of distributions, it ignores the inequity of using earnings for share by back programs to the detriment of publicly held shareowners. This betterment of the Corporation's position at the expense of those, is not fair to the other shareholders whose position is being diminished relative to the Corporation. In treating the issue in this manner the Board glosses over the unfairness to individual shareholders.

In the Board's response statements regarding the issue of stock options, there is nothing in the shareholder proposal (as alluded to by the Board), regarding the current Company's issuing stock options to executives. However, in asserting that the Company, "has not issued stock options to executives since 2001", the Board again seeks to mislead. True, the Company did not issue "unrestricted" options to executives, but did issue "restricted" options during years 2003 through 2005, for a total of more than 2.8 million shares. The executives during that period were not "restricted" from receiving annual cash dividends, just as any owner of shares did. Finally, about 430,000 of these "restricted" share options (½ those granted in 2003), now become exercisable or "unrestricted" in 2008, since restriction time period has, or will, expire.

By claiming the Corporation has significantly increased retained earnings distributions in recent years, it again obfuscates true impact on shareholder rights by combining corporate retention of earnings for its own interests with distribution to shareholders. Certainly, the impressive record of using retained earnings, increasing from 64% or $23 Billion, to 88% or $36 Billion over the last three years, it sounds great for the Corporation, but it is not, when considering the inequitable benefit derived by the common shareholder public. Share holders did not see commensurate benefits in their returns from these increases in Corporate retained earnings.

More information follows:

I will be leaving Colorado on March 15th and traveling to Athens, Texas. From then on after about March 18th , I will be at 807 Toribrooke Pl. Athens, Texas 75751. The telephone number there is (903) 677-2295. I will be having my mail forwarded from Colorado to Texas for most of the summer, although, I plan travel during June and early July.

I have sent a copy of your February 29th memorandum to the Chief Counsel of the Securities and Exchange Commission together with a copy of this letter requesting that both the Exxon Mobil Board of Directors response and my comments to that response be included in the printed material being prepared for the 2008 Exxon Mobil Shareholders meeting in May.

Should you need anything further please let me know .

Sincerely, E.H.Mergens

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

February 29, 2008

VIA UPS - OVERNIGHT DELIVERY

Mr. Edward H. Mergens
420 East Log Hill Road
Pagosa Springs, CO 81147

Dear Mr. Mergens:

Enclosed is a copy of the recommendation we expect ExxonMobil's Board of Directors to make with respect to the proposal concerning a shareholder return policy, which you submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. If you have any comments on the Company's proposed response, please advise us by no later than March 12, 2008. Comments may be faxed to 972.444.1505; please call 972.444.1157 to confirm that we received the fax.

Unless your proposal is excluded or withdrawn, Securities and Exchange Commission (SEC) rules require that you must present your proposal in person or you must arrange to have a representative qualified under New Jersey state law do so. To streamline the procedural aspects of the meeting this year, we will be issuing admission tickets and speaker identification cards to the proponents or representatives of shareholder proposals at the meeting. Therefore, you will need to check in at the street-level Admissions area and identify yourself as a proponent or representative prior to the beginning of the meeting to confirm that you are present and will be presenting your proposal. You should be prepared to present photo identification if requested.

If you intend to appoint a representative to act in your place to present your proposal, you must provide a proxy for your shares or other documentation signed by you that specifically identifies the intended representative by name and specifically delegates to that person the authority to present your shareholder proposal on your behalf at the annual meeting. A copy of this authorization should be sent to my attention in advance of the meeting.

Any such representative intending to act in your place should also bring an original signed authorization to the meeting and present it at the street-level Admissions area, together with photo identification if requested. We can then verify the representative's authority to act on your behalf and issue an admission ticket and speaker identification card to your representative.

If you fail to check in prior to the start of the meeting, or if your intended representative fails to check in prior to the start of the meeting and to present adequate documentation as described above demonstrating the representative's authority to act on your behalf under New Jersey state law, we will assume that neither you nor your representative is present at the meeting to present your proposal.

In that case, the Secretary of the Corporation will introduce your proposal for the sake of the orderly conduct of the meeting and so that shareholder votes on the proposal may be recorded. However, the Secretary will expressly not be acting as your official representative and you will be precluded by SEC rules from presenting any other shareholder proposal for ExxonMobil's next two annual meetings.

Additional details about the annual meeting will be included in proxy materials mailed to shareholders in April. Also, we will mail you in advance a program which includes rules and procedures for addressing the meeting.

Sincerely,

Enclosure

ITEM 8 – SHAREHOLDER RETURN POLICY

This proposal was submitted by Mr. Edward Mergens, 420 East Log Hill Road, Pagosa Springs, CO 81147.

"During this period of record profits, the shareholders interests are not being protected by ExxonMobil's management. Management needs to develop a formal policy that reflects the philosophy expressed in ExxonMobil's interviews given to the investment community by Senior Management. During these interviews, (notably one by CEO Tillerson on CNBC to Maria Bartoromo) the leadership repeatedly stressed that the sole objective of ExxonMobil's investment program was increased fair return to the shareholders. When pressed by Bartoromo, as to whether it wasn't more likely using record earnings for increasing the company's raw material position or market position, according to Mr. Tillerson, that's not it, but was to insure a fair return to shareholders. However, when record profits were made in 2006, Exxon management did not use all in exploration spending or refining expansion, but instead took the remaining money from record profits earned to make only a minor return to shareholders, while putting a major part of those record profits in an ExxonMobil stock buyback program.

This proposal is about more equitable sharing of retained earnings. In illustration, ExxonMobil claimed a 12.3% increased payment to shareholders (see page 4 of the 2006 Annual Report). This was very misleading. Using the per share percentage figures shown on page 41 of the report it's true. However in reality, cash actually paid to shareholders, (Financial Highlights on page 5), between 2005 vs. 2006 the increase was only 6%, meanwhile, ExxonMobil's net income increased more than 9% during the same period.

Thus, ExxonMobil retained for itself a higher percentage of its earnings, instead of making commensurate return to shareholders. The corporation put with these retained record earnings money into a $25 billion fund to buy back its own shares, weakening shareholders position.

It may be argued that this program might benefit shareholders, providing a continuing demand for the stock, boosting the price. Unfortunately, this is largely theory, since stock price is mainly driven by earnings, and in this case, the price of crude oil, not buyback. However, stock repurchases do have other corporate benefits, not shared by the investors. In repurchasing, ExxonMobil can add shares to the authorized, but not issued stock pool. Once repurchased, ExxonMobil no longer has to pay money on that stock to shareholders. In this case, non-payment could save about $250 million annually. In addition, this self aggrandizement of the company, now allows issuing more stock options, which management solely decides, without input from others. Options are more likely, since options can be made using the larger authorized stock pool.

In view of this disproportionate allocation of retained earnings, between shareholders and management, this proposal asks:

That the Management and the Board of Directors issue and adopt a policy statement, To Wit, that the ExxonMobil management and Board be bound by this policy directive, to give due consideration in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board believes that this shareholder proposal is not in the best interests of the majority of the Corporation's shareholders. The Board regularly considers the amount and mix of cash distributions to shareholders, consistent with the Corporation's objective of growing long-term shareholder value. The proposed policy statement would constrain the Board's ability to allocate funds in a manner consistent with the Corporation's objective.

The Corporation has a long-standing shareholder distribution strategy designed to maximize value for all shareholders using both dividends and share buybacks. The Board believes that its strategy has served shareholders well as a group, balancing individual preferences, and that it remains the most effective approach to deliver the highest shareholder value.

The distribution strategy of the Corporation is intended to provide shareholders reliable and growing cash income over time through regular dividends and share appreciation created by reducing shares outstanding. Share buybacks are widely acknowledged in the business and academic communities as more efficient than dividends for the majority of shareholders.

Contrary to statements included in the proposal, the Company has not issued stock options to executives since 2001.

The Corporation has significantly increased total shareholder distributions by way of dividends and share buybacks in recent years. Total distributions reached $23 billion in 2005, or about 64 percent of earnings. Distributions further increased to $33 billion in 2006, and a record $36 billion in 2007, equivalent to an earnings payout of 88 percent. The Corporation's record over the last three years provides further evidence of the Board's commitment to shareholder distributions.

March 14, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2008

The proposal asks the management and board to issue and adopt a policy statement to "give due consideration in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use."

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(11). We note that the other party previously submitted by another proponent will not be included in ExxonMobil's 2008 proxy materials. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(13). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Song Brandon
Attorney-Adviser

END